Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Blink Charging Co. on Form S-3 (File No. 333-233580 and 333-251919) and Form S-8 (File No. 333-255137) of our report dated March 16, 2022, with respect to our audits of the consolidated financial statements of Blink Charging Co. and Subsidiaries as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 and our report dated March 16, 2022 with respect to our audit of internal control over financial reporting of Blink Charging Co. as of December 31, 2021, which reports are included in this Annual Report on Form 10-K of Blink Charging Co. for the year ended December 31, 2021.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of material weaknesses.

/s/ Marcum llp

Marcum LLP

New York, NY

March 16, 2022